UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                                Too Gourmet, Inc.
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-33333
Nevada                                                               33-0967353
------                                                               ----------
(State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                              Identification No.)

280 White Cap Lane, Newport Coast, California                             92657
---------------------------------------------                             -----
(Address of principal executive offices)                             (Zip Code)

                                 (949) 836-8982
                                 --------------
                          Registrant's telephone number

                                  July 16, 2002

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on July 16, 2002 of shares of $.001 par common stock ("Common Stock") of Too Gourmet, Inc. a Nevada corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

On July 16, 2002, Cynthia Bergendahl, the president, secretary and a director of the Company, agreed to enter into a share purchase transaction (the "CB Share Purchase Transaction") with certain otherwise unaffiliated persons (the "CB Purchasers"), whereby the CB Purchasers agreed to purchase Ms. Bergendahl's 3,000,000 shares of common stock for an aggregate consideration of $52,600. The agreed upon closing date for the CB Share Purchase Transaction is July 27, 2002.

On July 16, 2002, Matthew Bergendahl, the treasurer and a director of the Company, agreed to enter into a share purchase transaction (the "MB Share Purchase Transaction") with certain otherwise unaffiliated persons (the "MB Purchasers"), whereby the MB Purchasers agreed to purchase Mr. Bergendahl's 600,000 shares of common stock for an aggregate consideration of $10,400. The agreed upon closing date for the MB share Purchase Transaction is July 27, 2002.

Change in the Majority of the Board of Directors

Effective with the closing of the CB Share Purchase Transaction, Ms. Bergendahl intends to resign her positions as president, chief executive officer, secretary, and a director of the Company; and, effective with the closing of the MB Share Purchase Transaction, Mr. Matthew Bergendahl intends to resign his position as treasurer and a director of the Company. New directors will be appointed upon their resignations, which shall result in a change in the majority of the Company's board of directors. Such new directors will consist of directors to be nominated by Mr. and Ms. Bergendahl. These new directors are proposed to be Messrs. Robert Byers, Harrysen Mittler, and Randolf Katz. To give effect to this agreement, the Company's current board of directors, consisting of Ms. Cynthia Bergendahl and Mr. Matthew Bergendahl, will resign on the day following the tenth day that this Schedule 14f-1 information statement is mailed to the stockholders of the Company.

Voting Securities of the Company

As of July 16, 2002, we had 5,691,250 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Change of Control

Ms. Bergendahl has agreed to transfer 3,000,000 shares of common stock to the CB Purchasers on the closing, and Mr. Bergendahl has agreed to transfer 600,000 shares of common stock to the MB Purchasers on the closing. The CB Purchasers and the MB Purchasers will own an aggregate of 3,600,000 shares of common stock subsequent to completion of the two purchase transactions. As a consequence thereof, there will be a change in control of the Company and members of the CB Purchasers and MB Purchasers will have voting control of the Company.

Information regarding the Company

Please read this Information Statement carefully. It describes the general terms of the CB Share Purchase Transaction and the MB Share Purchase Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements. Additional information about the transactions contemplated by the CB Share Purchase Transaction and the MB Share Purchase Transaction and the business of the Company will be contained in the Company's Current Report on Form 8-K, expected to be filed with the Securities and Exchange Commission. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended December 31, 2001. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                           SUMMARY COMPENSATION TABLE

---------------------------------------------- -------- ------------ ----------- --------------------- -------------------------
                                                          Annual                     Other Annual
Name and Principal Position                     Year    Salary ($)   Bonus ($)     Compensation ($)     All Other Compensation
---------------------------------------------- -------- ------------ ----------- --------------------- -------------------------
Cynthia Bergendahl -president, chief            2001        None         None             None                    None
executive officer, and secretary
---------------------------------------------- -------- ------------ ----------- --------------------- -------------------------
Matthew Bergendahl - treasurer                  2001        None         None             None                    None
---------------------------------------------- -------- ------------ ----------- --------------------- -------------------------

Stock Option Grants

No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended December 31, 2001.

Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2001.

Outstanding Stock Options

The Company has not granted any stock options and do not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of the Company's common stock.

Compensation of Directors

The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of July 16, 2002 by: (i) each person (including any group) known to the Company to own more than five percent (5%) of any class of the Company's voting securities, (ii) each of the Company's directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

CURRENT OFFICERS AND DIRECTORS

------------------- ------------------------------------- ------------------------------------- ---------------------
Title of Class      Name of Beneficial Owner                  Amount of Beneficial Owner           Percent of Class
------------------- ------------------------------------- ------------------------------------- ---------------------
                                                           3,600,000 shares1, president, chief
                    Cynthia A. Bergendahl                      executive officer, secretary,
                    280 White Cap Lane                                  director
Common Stock        Newport Coast, CA 92657                      (until July 27, 2002)                 63.25%
------------------- ------------------------------------- ------------------------------------- ---------------------
                    Matthew A. Bergendahl                    3,600,000 shares1, treasurer,
                    280 White Cap Lane                                  director
Common Stock        Newport Coast, CA 92657                      (until July 27, 2002)                 63.25%
------------------- ------------------------------------- ------------------------------------- ---------------------
                    All directors and named executive              3,600,000 shares1
Common Stock        officers as a group (2 persons)              (until July 27, 2002)                 63.25%
------------------- ------------------------------------- ------------------------------------- ---------------------

1 Cynthia A. Bergendahl, who holds 3,000,000 shares of common stock, is the spouse of Matthew A. Bergendahl, who holds 600,000 shares of common stock. Therefore, each beneficially owns 3,600,000 shares of common stock.

PROPOSED OFFICERS AND DIRECTORS

------------------ ----------------------------------- ------------------------------------- -----------------------
Title of Class     Name of Beneficial Owner                Amount of Beneficial Owner           Percent of Class
------------------ ----------------------------------- ------------------------------------- -----------------------
                   Robert Byers                          40,000 shares, president, chief
                   14 Melton Grove Street              financial officer, secretary, and a
                   North York, Ontario M2R 2G9                       director
Common Stock       Canada                                   (effective July 27, 2002)                  *
------------------ ----------------------------------- ------------------------------------- -----------------------
                   Harrysen Mittler
                   16-1375 Southdown Road, #126           50,000 shares, chief executive
                   Mississauga, Ontario L5J 2Z1              officer, and a director
Common Stock       Canada                                   (effective July 27, 2002)                  *
------------------ ----------------------------------- ------------------------------------- -----------------------
                   Randolf Katz                                    -0- shares,
                   2020 Main Street, Suite 600                       director
Common Stock       Irvine, California 92614                 (effective July 27, 2002)                 -0-%
------------------ ----------------------------------- ------------------------------------- -----------------------
                   All directors and named executive              90,000 shares
Common Stock       officers as a group (3 persons)          (effective July 27, 2002)                 1.6%
------------------ ----------------------------------- ------------------------------------- -----------------------

       * Represents less than 1% of the issued and outstanding shares of the Company's common stock.

Beneficial ownership is determined in accordance with the rules of the SEC generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about July 27, 2002, Ms. Cynthia Bergendahl and Mr. Matthew Bergendahl will each tender a letter of resignation to the Board to resign as directors of the Company. Messrs. Byers, Mittler, and Katz will be appointed as directors of the Company upon the resignations of Ms. Cynthia Bergendahl and Mr. Matthew Bergendahl.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

--------------------------- -------- -----------------------------------------
Name                          Age    Position
--------------------------- -------- -----------------------------------------
Cynthia A. Bergendahl          36    president, chief executive officer,
                                     secretary, director
--------------------------- -------- -----------------------------------------
Matthew A. Bergendahl          40    treasurer, director
--------------------------- -------- -----------------------------------------

Cynthia A. Bergendahl. Ms. Bergendahl has been our president, chief executive officer, secretary and one of our directors since our inception. Ms. Bergendahl manages all aspects of our operations, including product development and marketing and sales of our products. From 1998 to April 2001, Mrs. Bergendahl has worked as a freelance journalist, and has been a columnist writing dining reviews and other features for the Orange County Business Digest. She has been involved in the retail food industry for many years. From 1988 to 1991, she and her husband, Matthew Bergendahl, were the owners and operators of an upscale, trendy cafe in Marina del Rey, California. From 1986 to 1993, they also owned and operated a successful chain of 24-hour donut shops in the greater Los Angeles area. Ms. Bergendahl and her husband also have teamed together since 1991 to cater numerous private parties, banquets, community and charitable events. Ms. Bergendahl graduated with a Bachelor of Arts degree in broadcast journalism, which she earned from California State University, Long Beach, in 1986. Ms. Bergendahl has not been a director of any other reporting company.

Matthew A. Bergendahl. Mr. Bergendahl is our treasurer and one of our directors since our inception. Mr. Bergendahl has been involved in the retail food industry since 1986. Since 2000, Mr. Bergendahl has been the executive chef and kitchen manager at the Cheesecake Factory located in Irvine, California. From 1997 to 2000, he was the executive chef and manager of Spaghettini Cucina, an upscale eatery in Long Beach, California, and in 1996, a chef at the Ritz Carlton, located in Marina del Rey, California. From 1991 to 1995, Mr. Bergendahl provided services as a private chef and caterer in the Los Angeles area, at numerous private parties, banquets and other events, including community and charitable functions. Mr. Bergendahl was also the owner and operator of Cafe del Rey. From 1988 to 1991, he and his wife, Cynthia Bergendahl, were the owners and operators of an upscale, trendy cafe in Marina del Rey, California. From 1986 to 1993, Mr. Bergendahl worked with his wife as the owner and operators of a chain of 24-hour donut shops in the greater Los Angeles area. Mr. Bergendahl was trained at the Southern California School of Culinary Arts in Pasadena, California, the Los Angeles Culinary Institute in Burbank, California, and at the Culinary Institute of America at Greystone, located in Napa Valley, California. He also possesses certificates in Hospitality Supervision and Basic Sanitation from the American Hotel and Motel Association, a certificate in Nutrition from The Los Angeles Culinary Institute, and is certified as a Servsafe Food Protection Manager by the National Restaurant Association. Mr. Bergendahl has not been a director of any other reporting company.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION OF CYNTHIA BERGENDAHL AND MATTHEW BERGENDAHL

--------------------- --------------- -----------------------------------------
Name                       Age        Position
--------------------- --------------- -----------------------------------------
Robert Byers                52        president, chief financial officer,
                                      secretary, and a director
--------------------- --------------- -----------------------------------------
Harrysen Mittler            50        chief executive officer, and a director
--------------------- --------------- -----------------------------------------
Randolf Katz                48        Director
--------------------- --------------- -----------------------------------------

Robert Byers. Mr. Byers has an engineering background and has devoted the last thirty years to the automotive industry. He has been actively involved in all facets of his family operated collision, parts and towing businesses (Byers Auto Collision and Byers Towing & Storage Ltd., which were Toronto's oldest police contracted towing company). In the process, he has established an extensive network of senior management contacts within the auto body repair and insurance industries. In 1985-1987, he was President and Director of Fairway Industries, a re-manufacturer of stretched Lincolns, Cadillacs, and other luxury vehicles, whose securities were publicly traded on the Alberta Exchange, now a part of the TSE Venture Exchange, until the company was restructured more than five years ago. In 1994-1996, he was also President and Director of Municipal Ticket Corporation, the former police authorized vehicle-tagging company, whose securities were publicly traded on the Canadian Venture Exchange (CDNX), also now a part of the TSE Venture Exchange, until the company was restructured and its operations were spun-off into a private entity.

Harrysen Mittler. Between March 9, 2001, and April 29, 2002, Mr. Mittler served as the Chairman of the Board, President, and Secretary of Grand Prix Sports, Inc., a publicly traded company that owns a 40% interest in Nordic Racing Limited, a Formula 3000 racing team. From 1995 through autumn of 1999, Mr. Mittler served as Director, President, and Chief Financial Officer of Wordcraft Systems, Inc., a publicly traded software company. In addition to his tenure at Grand Prix and Wordcraft, during the preceding five years, Mr. Mittler has also served as a business consultant to a variety of private enterprises.

Randolf Katz. Between March 9, 2001, and the present, Randolf W. Katz has served as a member of the board of directors of Grand Prix Sports, Inc., a publicly traded company that owns a 40% interest in Nordic Racing Limited, a Formula 3000 racing team. Mr. Katz is an attorney licensed to practice in the State of California. Since January 1, 2000, he has been a partner with Bryan Cave LLP. During more than the preceding five years, he was a partner of Arter & Hadden, LLP.

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2001. However, on April 10, 2001, the Board of Directors took the following actions by written consent: approving the incorporation of the Company on April 9, 2001; appointing CSC Services of Nevada as agent for service of process; approving the bylaws, appointing Mrs. Bergendahl as President and Secretary and appointing Mr. Bergendahl as Treasurer and a director of the Company; adopting the corporate seal and common share certificate; adopting December 31 as the end of the Company's fiscal year; establishing Manufacturer's Bank as the Company's bank; and paying the initial expenses of the Company. Also on April 10, 2001, the Board of directors took the following actions by written consent: issuing 3,000,000 shares to Mrs. Bergendahl and 600,000 shares to Mr. Bergendahl in exchange for services and monies spent to incorporate the Company.

On April 11, 2001, the Board of Directors took the following actions by written consent: issuing 1,500,000 shares to certain individuals in exchange for legal services rendered. On June 11, 2001, the Board of Directors took the following actions by written consent: authorizing the sale and issuance of 1,000,000 shares of the Company's common stock at $.02 per share pursuant to Rule 506 of Regulation D. On July 20, 2001, the Board of Directors took the following actions by written consent: authorizing the preparation and filing of a Registration Statement on Form SB-2 for the registration of 2,991,250 shares of the Company's common stock. On October 30, 2001, the Board of Directors took the following actions by written consent: appointing Pacific Stock Transfer Company as the transfer agent for the Company. On November 15, 2001, the Board of Directors took the following actions by written consent: authorizing the redemption of 400,000 shares issued to one of its shareholders.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2001 and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOO GOURMET, INC.



By:      /s/ Cynthia Bergendahl
         --------------------------------------------
         Cynthia Bergendahl
Its:     President